UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of  November 2009

Commission File Number:  0-32115

                                                                    Enterra Energy Trust
(Translation of registrant's name into English)

2700, 500-4th Avenue S.W.
Calgary, Alberta  T2P 2V6
Canada
(Address of principal executive offices)

                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F ___

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The documents attached as Exhibit 99.1 this 6-K shall be incorporated by reference into the Registration Statements under the Securities Act of 1933 on Form F-10 Registration Statement (No. 333-129601), the registration statement on Form S-8 (No. 333-120996) and the Registration Statements on Form F-3 (Nos. 333-113609 and 333-115318).

The Issuer is filing material documents not previously filed.

TABLE OF CONTENTS

The following document is filed as part of this Form 6-K:

Exhibit                      Description

99.1                      News Release Dated November 9, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2009

Enterra Energy Trust

By:  /s/ Blaine Boerchers
Name: Blaine Boerchers
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit                      Description

    99.1                      News Release